UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES CLOSING OF OFFERING OF PREFERRED SHARES AND PREFERRED AMERICAN
DEPOSITARY SHARES BY CERTAIN SELLING SHAREHOLDERS

Moscow, Russia – May 12, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, today announced the closing of a public offering (the "Offering") by certain selling shareholders of preferred shares and preferred American Depositary Shares, each representing an interest in one-half of one preferred share ("Preferred ADSs").
The preferred shares and Preferred ADSs were offered by James C. Justice II,
James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice
(the "Selling Shareholders"). The Selling Shareholders sold 30,500,000 Preferred
ADSs (representing 15,250,000 preferred shares).
The Selling Shareholders have granted the Joint Bookrunners the right for a period of 30 days to purchase up to an additional 4,500,000 Preferred ADSs solely to cover over-allotments, if any.
The Offering has been registered with the U.S. Securities and Exchange
Commission ("SEC") under an automatic shelf registration statement filed by
Mechel.
Morgan Stanley and Renaissance Securities (Cyprus) Limited have acted as Joint
Global Coordinators and Joint Bookrunners for the Offering. A copy of the prospectus relating to the Offering can be obtained on the EDGAR website operated by the SEC or by contacting the underwriters for the Offering through
Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036, United
States of America, tel: +1 (866) 718 1649 (attention of Prospectus Department,
180 Varick Street, New York, NY 10014, e-mail: prospectus@morganstanley.com);
or, for requests from the United States, through RenCap Securities, Inc., 780
3rd Avenue, 20th Floor, New York, NY 10017, USA, tel: +1 (212) 824 1099
(attention of David Kuzmanich and John Duffy) and, for requests outside the
United States, Renaissance Capital Limited, One Angel Court, Copthall Avenue,
London, EC2R 7HJ, United Kingdom, tel: + 44 (20) 7367 7777 (attention of Brien
McMahon and Robert Hagon).

***
Mechel OAO
Alexander Tolkach
Phone: + 7 495 221 88 88
alexander.tolkach@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.
Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive
2003/71/EC (together with any applicable implementing measures in any Member
State, the “Prospectus Directive”) is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus
Directive.
These materials are only being distributed to and are only directed at (i)
persons who are outside the United Kingdom, subject to applicable laws or (ii)
persons who have professional experience in matters relating to investments falling within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005
(the “Order”), and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”).  Any investment or investment activity to which these materials relate will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
This press release and the information herein are not a public offer or advertisement of securities in the Russian Federation, and are not an offer, or an invitation to make offers or to purchase, sell, exchange or transfer any preferred shares or Preferred ADSs in the Russian Federation. No prospectus in respect of the Preferred ADSs has been or will be registered in the Russian
Federation nor any Preferred ADSs are intended for placement or public circulation in the Russian Federation.
Not for publication or distribution into or in Canada, Japan or Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: May 12, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO